111 West Monroe Street Chicago, IL 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

October 16, 2014

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, Defensive 50 Equities Trust, Series 1 (the “Fund”)
(File No. 333-198755) (CIK: 1619070)

Ms. Dubey:

Transmitted herewith on behalf of Hennion & Walsh, Inc. (the “Sponsor”), the depositor of the Fund, is Amendment No. 1 to the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 of units representing the ownership of interests in the Fund. The Fund is a unit investment trust. The Registration Statement on Form S-6 relating to the Fund was initially filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2014. We received comments from the staff of the Commission in a letter from Anu Dubey on October 10, 2014 requesting that we make certain changes to the Registration Statement. Those comments were discussed in subsequent telephone conversations between Ms. Dubey and Matthew T. Wirig on October 14, 2014 and October 15, 2014. We have addressed those comments herein and the prospectus has been revised in accordance with the comments of the staff.

The following are our responses to the Commission’s comments:

Comment 1

The comment requested that we add disclosure that the Trust will invest, under normal circumstances, at least 80% of the value of the Trust’s net assets, plus the amount of any borrowings for investment purposes, in equities. As discussed with Ms. Dubey, unit investment trusts generally cannot employ leverage so we believe that the “net” and “plus the amount of any borrowings for investment purposes” language is unnecessary and may cause unnecessary confusion. We have added language indicating that “It is a fundamental policy of the Trust that, under normal circumstances, at least 80% of the value of the Trust’s assets will be invested in equity securities” in accordance with the staff’s comment.

Comment 2

The comment requested that we add disclosure of the Trust’s market capitalization policy with respect to its investments. We have added language indicating that “The Sponsor used no market capitalization policy in selecting the Securities” in accordance with the staff’s comment. It is not anticipated that this Trust will invest in small-cap stocks so no additional risk disclosure about risks associated with investments in small-cap stocks has been added.

Comment 3

The comment requested that we add disclosure clarifying what is meant by “majority” on Page A-3 of the prospectus. We have added disclosure clarifying that “majority” means “(three out of four)” in accordance with the staff’s comment.

Comment 4

The comment requested that we add disclosure describing the risk that Securities selected by the Sponsor will not perform as expected during a “pullback”. We have added disclosure in accordance with the staff’s comment on pages A-3 and B-3 of the prospectus. Additionally, we have disclosure in the prospectus on pages A-3 and B-2 clarifying that there is no guarantee that the investment objective of the Trust will be achieved.

Comment 5

The comment requested that we revise disclosure stating that the unitholder may sell their units at any time “without fee or penalty”. We have removed “without fee or penalty” in accordance with the staff’s comment.

Comment 6

The comment requested that if the Trust will invest in securities of companies organized in foreign countries, that we consider adding appropriate disclosure on pages A-3 and A-4. This Trust will not invest in securities of companies organized in foreign countries. Accordingly, we have removed that footnote on page A-11 of the prospectus.

Comment 7

The comment requested that we reconcile the investment objective disclosures on pages A-3 and B-2 of the prospectus. We have reconciled those disclosures in accordance with the staff’s comment.

Additionally, as discussed with Ms. Dubey, it is anticipated that the Trust will include concentrations in securities of companies in the utilities and consumer products and services industries. We have added disclosures under “Strategy of Portfolio Selection”, “Principal Risk Considerations” and “Risk Considerations” in connection with these anticipated concentrations. The staff requested that the registrant represent in writing that that it will not use the staff’s comment process as a defense in any securities related litigation against it (i.e., a “Tandy” letter).  The Sponsor will include a Tandy letter with the final pricing amendment filing of the Registration Statement. We have been advised that the Sponsor proposes to deposit securities and to activate the subject Fund on or about October 21, 2014. An appropriate amendment to the Registration Statement to reflect such deposit will be promptly filed with the Commission at that time, accompanied by the request of the Sponsor that the Registration Statement be made effective. If you have any questions, please do not hesitate to contact Scott R. Anderson at (312) 845-3834 or Matthew T. Wirig at (312) 845-3432.

Very truly yours,

Chapman and Cutler LLP

By    /s/ SCOTT R. ANDERSON

Scott R. Anderson